Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

April 20, 2022

Mr. John Grveskiewicz
Mr. David Manion
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

    Re:    Advisors Series Trust (the “Trust”)
        N-14 File No.: 333-263615
Logan Capital Broad Innovative Growth ETF (S000070990) (the “Acquiring ETF”)

Dear Messrs. Grveskiewicz and Manion:

This correspondence is being filed in response to your oral comments and suggestions provided by Mr. Manion on March 30, 2022 to Ryan Charles, and by Mr. Grveskiewicz on April 11, 2022 to Elaine Richards. The comments pertained to the Trust’s registration statement filed on Form N-14 on March 16, 2022 (the “Information Statement”), for the purpose of reflecting the upcoming reorganization of the existing Logan Capital Large Cap Growth Fund (Series S000037501)(the “Target Fund”) into the newly-organized Acquiring ETF.

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Information Statement.

Staff Accounting Comments

Comment 1: In the fee table on page 2 of the Information Statement, the Staff notes that the fees cited are for the Target Fund. These fees are different from the 4/30 annual report, possibly due to the class merger. Please confirm this is the case and/or update the fee table to include the current expenses of the Acquiring ETF.

Response: The Trust responds by confirming that fees as provided are consistent with the April 30, 2021 annual report with respect to the Institutional Class. The table has not been adjusted in any way for the class merger. Rather, the table reflects the ability to charge the maximum shareholder servicing fee of 0.10% of the Fund’s average daily net assets. However, the Fund’s Institutional Class has not implemented any of the shareholder servicing fees. Accordingly, the annual report reflects the actual expenses.

Comment 2: In the fee table on page 2 of the Information Statement, the footnotes are referenced as numbers in the table and letters in the footnotes. Please reconcile.

Response: The Trust responds by correcting the reference of the footnotes so that they properly reflect numbers.

Comment 3: Please discuss in correspondence whether the Advisor may recoup from the Acquiring ETF fees previously waived by the Target Fund and reference any agreement stating this if it will have that opportunity.

Response: The Trust responds by confirming that the Advisor may request recoupment of previously waived fees and paid expenses from the Target Fund in any subsequent month in the 36‑month period from the date of the management fee reduction and expense payment if the aggregate amount actually paid by the Acquiring ETF toward the operating expenses for such fiscal year (taking into account the reimbursement) will not cause the Acquiring ETF to exceed the lesser of: (1) the expense limitation in place at the time of the management fee reduction and expense payment; or (2) the expense limitation in place at the time of the reimbursement. Any such recoupment is contingent upon the subsequent review and approval of the recouped amounts by the Board.

This fact has been clarified in the Information Statement as a footnote to the Fees and Expenses table.

Comment 4: On page 17 of the Information Statement, under “Cost and Expenses of the Reorganization,” please disclose an estimate of the reorganization expenses.

Response: The Trust responds by adding the following sentence on page 17 as requested: “The costs associated with the Reorganization are expected to be approximately $80,000.”

Comment 5: On page 21 of the Information Statement, under “Financial Highlights Summary,” there are several instances incorporating the financial statements by reference. Please make sure all financial statements that are incorporated by reference are hyperlinked.

Response: The Trust responds by hyperlinking all references to the financial statements.

Comment 6: In the same section on page 21 of the Information Statement, the last sentence says the Acquiring ETF will adopt the accounting records of the Target Fund. Will the acquiring fund also adopt the performance history? If so please state the same.

Response: The Trust responds by confirming that Acquiring ETF will adopt the performance history of the Target Fund. Accordingly, the referenced sentence has been revised to read as follows:

“The Acquiring ETF will assume the accounting history and performance history of the Target Fund at the closing of the Conversion.

Comment 7: There was a reference to the majority shareholder owning 80%. Please discuss in correspondence whether the holders are clients of the asset manager, such as through fee or wrap accounts, or whether there is some other relationship between the majority owner(s) and the

Advisor. In general, there should be disclosure in the Information Statement that allows other shareholders to know where this majority position is coming from.

Response: The Trust responds by clarifying that the majority shareholder is North Star Mutual Insurance Company (registered as North Star Mutual Equity Logan), which owns over 60% of the Target Fund’s outstanding shares. Supplementally, the Advisor has explained that the Majority Shareholder is a non-discretionary, institutional insurance company that is a fee-based client of the Advisor.

Comment 8: Throughout the Information Statement, please review all instances of references to financial statements and be sure to create hyperlinks where necessary (e.g., see page A-48, under “Financial Statements”).

Response: The Trust responds by adding hyperlinks to all instances of references to Financial Statements throughout the entire Information Statement.

Staff Disclosure Comments

Comment 9: Please identify the majority shareholder in the Information Statement.

Response: The Trust responds by adding the name of the majority shareholder on page 17 of the Information Statement.

Comment 10: Throughout the Information Statement, when discussing the benefits of the reorganization to shareholders, add proviso clarifying that there is a benefit “except with respect to fractional shares exchanged for cash, which would result in a taxable event.”

Response: The Trust responds by adding the disclosure as requested.

Comment 11: In the Q&A section, consider revising one of the questions to ask, “Are there other benefits or disadvantages to ETFs?” In response, please address the brokerage costs and discounts to the NAV.

Response: The Trust responds by revising the question as suggested and by clearly pointing out the paragraphs regarding brokerage costs and NAV discounts in response to the question that could be deemed to be disadvantages to an ETF.

Comment 12: In the Q&A section, clarify in bold font that “Investors may sell their shares at a discount to the NAV after the conversion.”

Response: The Trust responds by bolding the following phrase as requested: “Because ETF shares trade on an exchange at market prices rather than at the net asset value, ETF shares may trade at a price greater than net asset value (premium) or less than net asset value (discount).”

Comment 13: In the Overview of Fees and Expenses section, under footnote C (or footnote 3) to the table, please add the following additional disclosure regarding the Advisor’s ability to recapture fees: “subject to the lessor of (1) the Expense limitation in place at the time of the management fee reduction and the expense payments or (2) the Expense limitation in place at the time of the reimbursement.”

Response: The Trust responds by referencing the response to Comment 3 above. As requested, the Trust has made the following changes to footnote 3 of the Fees and Expenses table:

3. Logan has contractually agreed to waive a portion or all of its management fees and pay the Acquiring ETF expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver (excluding acquired fund fees and expenses (“AFFE”), taxes, interest expense, dividends on securities sold short, and extraordinary expenses) to 0.99% of average daily net assets of the Acquiring ETF (the “Expense Cap”). The Expense Cap will remain in effect through at least April 18, 2024, and may be terminated only by the Board. Logan may request recoupment of previously waived fees and paid expenses from the Acquiring ETF for 36 months from the date they were waived or paid, subject to the Expense Cap, if such reimbursement will not cause the Acquiring ETF’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the Expense Cap in place at the time of the waiver and/or expense payment; or (2) the Expense Cap in place at the time of the recoupment. Notwithstanding the foregoing, to the extent Logan previously waived fees or paid expenses for the Target Fund, the Board has determined it appropriate and pursuant to the Agreement and Plan of Reorganization, Logan may recoup any such fees and expenses for up to 36 months from the date such fees and expenses were waived or paid on behalf of the Target Fund prior to the Reorganization.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards
Secretary
Advisors Series Trust

4